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VIA EDGAR

October 29, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq., Division of Corporation Finance

Re:	MTS Medication Technologies, Inc.
Amended Schedule 13E-3
File No. 005–40483
Filed October 7, 2009

Revised Preliminary Proxy Statement on Schedule 14A
Filed October 7, 2009
File No. 001–31578

Dear Mr. Duchovny:

On behalf of MTS Medication Technologies, Inc. (the “Company”), and in connection with the Company’s above-referenced pending amended Schedule 13E-3 (“Schedule 13E-3”) and revised Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), we are writing in response to the comments set forth in your letter addressed to the undersigned and delivered on October 21, 2009 (the “Comment Letter”). Simultaneously with the filing of this letter, the Company is filing an amendment to: (1) the Schedule 13E-3 (“Amendment No. 2 to Schedule 13E-3”) and (2) the Preliminary Proxy Statement (“Amendment No. 2 to Preliminary Proxy Statement”) to reflect the changes made in response to the comments set forth in the Comment Letter. For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), the Staff’s comments are repeated below in italics, with the Company’s response to each comment set forth immediately following each comment.

Securities and Exchange Commission

October 29, 2009

Revised Preliminary Proxy Statement

Cover Letter

1.	We reissue comment 3 with respect to the proxy card.

In response to the Staff’s comment, the Company revised the proxy card contained in Amendment No. 2 to Preliminary Proxy Statement to clearly mark it as a “Preliminary Copy.”

Special Factors

Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors, page 24

2.	We reissue prior comment 15. Note that all of your directors and officers are considered affiliates. Thus, your references to unaffiliated security holders excludes all directors and officers, while JMP’s opinion does not. Instead, JMP’s fairness opinion excludes only those directors and officers who executed the Contribution and Rollover Agreement.

Pursuant to the discussion between Dino Doyle of Holland & Knight LLP and the staff, the Company did not revise this disclosure because the Staff agreed that “their respective affiliates” as set forth in the JMP opinion modifies Parent, MTS, and the Rollover Investors, and, accordingly, JMP’s opinion excludes all officers and directors of the Company.

Position of MTS Management Affiliates Regarding the Fairness of the Merger, page 29

3.	We note that these filing persons considered as positive in making the fairness determination the analysis of special committee and board of directors of the net book value and liquidation value. The special committee and board of directors did not conduct an analysis of those two values. Please revise or advise.

In response to the Staff’s comment, the Company revised the disclosure in the section of Amendment No. 2 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Position of the MTS Management Affiliates Regarding the Fairness of the Merger” on page 30 to remove the references to net book value and liquidation value because the special committee and the board of directors did not consider these factors to be meaningful.

Securities and Exchange Commission

October 29, 2009

Position of Parent, Merger Sub and Excellere Regarding the Fairness of the Merger, page 32

4.	We note the revisions made in response to prior comment 17 and we reissue the comment. What about the “historical results of operations, financial condition, assets, liabilities, business strategy and prospects of MTS and the nature of the industry in which MTS competes” allowed the filing persons to reach their fairness determination?

In response to the Staff’s comment, the Company revised the disclosure in the section of Amendment No. 2 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Position of Parent, Merger Sub and Excellere Regarding the Fairness of the Merger” on page 33 to make clear that Parent, Merger Sub and Excellere based their fairness determination, in part, on the status of the Company as a whole, taking into account the various factors referenced in the bulleted disclosure giving rise to the comment.

5.	We reissue comment 18. Your revised disclosure does not include the analysis of the referenced stock prices, it merely states that the filing persons conducted the analysis.

In response to the Staff’s comment, the Company revised the disclosure in the section of Amendment No. 2 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Position of Parent, Merger Sub and Excellere Regarding the Fairness of the Merger” on page 33 to include the analysis of Parent, Merger Sub and Excellere with respect to the going concern value of the Company.

Opinion of JMP Securities LLC, page 34

6.	Please disclose the substance of your response to prior comment 20.

In response to the Staff’s comment, the Company revised the section of Amendment No. 2 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on page 36, to disclose the substance of its response to the Staff’s prior comment 20.

7.	We reissue comment 22 in part. With respect to the Discounted Cash Flow Analysis, show how the information from the financial projections resulted in the implied values disclosed.

In response to the Staff’s comment, the Company revised the section of Amendment No. 2 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on pages 44-45 to provide further clarification on the processes and mathematical calculations used to determine the implied enterprise values and resulting implied per share prices from the financial projections.

Securities and Exchange Commission

October 29, 2009

8.	We note the revisions made in response to prior comment 23. Please revise your disclosure further to explain how JMP addressed the per share results in the Discounted Cash Flow Analysis, which range is above the current transaction’s consideration.

In response to the Staff’s comment, the Company revised the section of Amendment No. 2 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on pages 44-45 to explain how JMP addressed the per share results in its Discounted Cash Flow Analysis.

9.	We reissue prior comment 24, in which we requested that you show the calculation that resulted in the enterprise value range of $45 million to $50 million in the Leveraged Buyout Analysis.

In response to the Staff’s comment, the Company revised the section of Amendment No. 2 to Preliminary Proxy Statement titled “SPECIAL FACTORS—Opinion of JMP Securities LLC” on pages 45-46 to describe its methodology in more detail and to show a sample calculation used in arriving at an enterprise value within the range of $45 million to $50 million. In addition, the Company included additional language to provide an explanation of how the range of enterprise values was calculated. The Company also provided the range of purchase prices per share and exit multiples and the corresponding projected rates of return that result from the calculations.

* * * *

Securities and Exchange Commission

October 29, 2009

The Company believes that the above responds fully to each comment in the Comment Letter. In addition, the Company made a number of conforming and clarifying changes and other changes to Amendment No. 2 to the Preliminary Proxy. We would appreciate it if you would let us know at your earliest convenience if you have any questions about the Company’s responses or if we can provide any additional information.

Respectfully submitted,

HOLLAND & KNIGHT LLP

/s/ Robert J. Grammig
Robert J. Grammig

cc:	Todd E. Siegel, MTS Medication Technologies, Inc.
Michael Conroy, MTS Medication Technologies, Inc.
George A. Hagerty, Esq., Hogan & Hartson LLP
Darrell C. Smith, Esq., Shumaker, Loop & Kendrick, LLP